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                              (Enstar Letterhead)




November 18, 1996


Dear Limited Partner:

         Enstar Income Program 1984-1, Ltd. (the "Partnership") has become aware that two separate unsolicited offers, each for up to 1,467 units (representing approximately 4.9% of the outstanding Units in the Partnership), were commenced by:

1. Everest Cable Investors, L.L.C. ("Everest") at a price of $145 per Unit, in a letter dated November 5, 1996; and

2. JJJ Group, L.L.C. ("JJJ Group") at a price of $200 per Unit, in a letter dated November 6, 1996.

         THESE OFFERS WERE MADE WITHOUT THE CONSENT OR THE INVOLVEMENT OF THE GENERAL PARTNER.

         One of the obligations of the General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market. As it believes is customary, the Partnership complies with this requirement by adhering to a safe harbor provision contained in the Federal income tax regulations which limits most sales of limited partnership interest to five percent of the outstanding units in any given year. That limitation was reached during September 1996. ACCORDINGLY, NO FURTHER RESALES OF UNITS, INCLUDING ANY ATTEMPTED SALES RELATED TO THE EVEREST OFFER OR THE JJJ GROUP OFFER, WILL BE RECOGNIZED BY THE PARTNERSHIP FOR THE BALANCE OF 1996.

         Notwithstanding the fact that no further resales of limited partnership interests may be made in 1996, we are required to furnish you with our position with respect to the above offers. We have considered these offers and, based on the very limited information made available by Everest and JJJ Group, believe that each is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the General Partner's recommendation is that you reject both the Everest offer and the JJJ Group offer. We urge you not to sign either the Agreement of Transfer for Limited Partnership Interest Form (sent by Everest) or the Limited Power of Attorney (sent by JJJ Group) and not to tender your Units to either Everest or JJJ Group. In evaluating the offers, the General Partner believes that its limited partners should consider the following information:

o As discussed above, as of September 1, 1996 the Partnership informed its Transfer Agent, that in order to protect its tax status as a partnership for Federal income tax purposes, it will not recognize any additional resales of limited partnership assignee units for the remainder of 1996 in order to remain in compliance with applicable Federal income tax regulations. Transfers to which the above trading limit DOES NOT apply include (i) carryover basis transactions, (ii) transfers at death, (iii) transfers between siblings, spouses, ancestors or lineal descendants and
    (iv) distributions from a qualified retirement plan.





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o   The offering price for each limited partnership unit during the offering period was $250 per unit. Cash distributions of approximately $188 per unit were paid from formation through January 31, 1990, at which time distributions were terminated to preserve cash resources. In contrast, Everest's offer is $145 per unit while JJJ Group's offer is $200 per unit. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996 was approximately $67 per unit. The Everest and JJJ Group offer each represent a valuation of only approximately 3.1 times and 3.9 times said cash flow, respectively (after adjustment for the excess of total liabilities over current assets as of September 30, 1996).

o As of the date of this letter, the General Partner believes that a reasonable range of valuation per limited partnership unit is between $298 and $430 based on the factors noted below. The General Partner believes that each of the above offers is inadequate because the price in each offer does not even approach the $298 low end of the range provided. The General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996, adjusted for the excess of total liabilities over current assets. The General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

o Furthermore, you should also be aware that there is a limited secondary market for sale of partnership units. Partnership Spectrum, an independent industry publication, has reported that between August 1, 1996 and September 30, 1996, 48 Units were sold on the secondary market between a high of $199 per unit and a low of $146 per unit. The General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers.

         For the reasons discussed above, the General Partner believes that the Everest offer and the JJJ Group offer are not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any units in response to either the Everest offer or the JJJ Group offer.

         If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program 1984-1, Ltd.
A Georgia Limited Partnership


cc:  Account Representative